Exhibit 99.1

Media Release

IMV Inc. Announces Third Quarter 2022 Financial and Operational Results

DARTMOUTH, Nova Scotia, November 10, 2022, IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced its financial and operational results and provided an update for the third quarter ended September 30, 2022.

“IMV worked diligently to deliver on our clinical goals in the third quarter. We restructured the business to facilitate the achievement of these objectives and remain on track to present meaningful clinical data early next year,” said Andrew Hall, Chief Executive Officer of IMV. “We expect 2023 to be a potentially transformative year for IMV, with clinical response read outs of maveropepimut-S from the company-sponsored, Phase 2B trials in both diffuse large B cell lymphoma (DLBCL) and ovarian cancer. Positive results from these trials will provide further validation of the potential clinical efficacy and favorable tolerability profile inherent in our platform technology and may support advancement into registrational trials.”

Clinical Programs with Maveropepimut-S (MVP-S)

VITALIZE Phase 2B Study in Relapsed/Refractory DLBCL ("r/r DLBCL")

Site activation and enrollment in the VITALIZE Phase 2B clinical trial increased during the third quarter, advancing our lead compound, maveropepimut-S (MVP-S). VITALIZE is designed to further evaluate the clinical benefit of MVP-S in combination with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), in patients with r/r DLBCL.

Details on the VITALIZE Phase 2B study were presented as a trial-in-progress poster at the European Society for Medical Oncology (ESMO) Congress 2022 (Poster #646TiP).

The Company will present clinical response data in a plenary session at the Immuno-Oncology 360 (IO360) conference to be held in New York City on February 7-10, 2023.

AVALON Phase 2B Trial in Platinum-Resistant Ovarian Cancer

Enrollment of patients continues in the AVALON Phase 2B trial in ovarian cancer (NCT05243524), which is a single arm trial evaluating MVP-S and intermittent low-dose cyclophosphamide (CPA) in patients with recurrent, platinum-resistant ovarian cancer. The goal of the AVALON study is to further validate the encouraging data generated in the Phase 2 DeCidE trial, completed in 2021, wherein response rates doubled that of traditional chemotherapy and nearly half of patients survived 2 years. Enrollment in stage 1 of AVALON (up to 41 patients) is expected to be complete in Q3 2023.

Corporate Update

In September, IMV announced a strategic reorganization in order to focus resources on MVP-S while reducing future cash needs. The restructuring enables IMV to concentrate its investment in the clinical data that will validate MVP-S as an effective therapeutic vaccine candidate for hematologic and solid tumors.

A plan was implemented to reduce the workforce by approximately one third, focusing resources on ongoing MVP-S clinical programs in immuno-oncology (IO): the Phase 2B VITALIZE and AVALON trials.

Selected Upcoming Milestones

  First-half 2023:

    Presentation of VITALIZE DLBCL initial response data on February 10, 2023, at the IO360 conference

  Summer/Fall 2023:

    Provide preliminary clinical response data from the AVALON Phase 2b trial in ovarian cancer

    Clinical update from our investigator-initiated trial with MVP-S as neoadjuvant in Breast Cancer

Overview of Third quarter 2022 Financial Results

All dollar amounts noted herein are denominated in United States dollars (unless otherwise noted herein).

On September 30, 2022, the Company had cash and cash equivalents of $21.7 million and working capital of $18.2 million, compared with $38.6 million and $37.1 million, respectively at December 31, 2021.

The net loss and comprehensive loss of $8.9 million ($0.11 per share) for the three months ended September 30, 2022, was $1.5 million lower than the net loss and comprehensive loss of $10.4 million ($0.13 per share) for the three months ended September 30, 2021.

Research and development expenses were $5.9 million for the three months ended September 30, 2022, compared with $5.6 million for the three months ended September 30, 2021. This increase of $0.3 million was mainly due to an increase in costs for our ongoing trials in DLBCL, ovarian cancer and non-muscle invasive bladder cancer as well as personnel costs, including $0.5 million of non-recurring costs associated with the recent reorganization. These increases were partly offset by a decrease in basket trial costs, following completion of enrolment in 2021.

General and administrative expenses were $4.1 million for the three months ended September 30, 2022, compared with $5.3 million for the three months ended September 30, 2021. This decrease of $1.2 million was mainly attributable to non-recurring costs associated with executive leadership changes in the prior year. This decrease was partly offset by an increase in loan interest related to the Horizon venture debt facility.

For the nine-month period ended September 30, 2022, the net loss and comprehensive loss of $29.4 million ($0.36 per share) was $4.4 million higher than the net loss and comprehensive loss of $24.9 million ($0.35 per share) for the nine-month period ended September 30, 2021. The net loss and comprehensive loss for the three and nine months ended September 30, 2022 included $0.7 million in non-recurring restructuring costs associated with the recent reorganization.

As of November 10, 2022, the number of issued and outstanding common shares was 82,369,960 and a total of 17,350,253 stock options, warrants and deferred share units were outstanding.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the quarter ended September 30, 2022, and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as the Company’s website at www.imv-inc.com

Conference Call and Webcast Information

Management will host a conference call and webcast on Friday, November 11, 2022, at 8:00 a.m. ET. Financial analysts are invited to join the conference call by registering at this link prior the call to receive their individual dial-in information.

Other interested parties will be able to access the live audio webcast by registering on IMV’s website: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX™. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such words as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the expected impact and benefits of IMV’s corporate reorganization, the anticipated upcoming milestones and clinical trial outcomes and results with respect to IMV’s product candidates, the timing of enrollment in certain of IMV’s studies, the potential impact of the VITALIZE and AVALON studies and the anticipated date data from such studies will be available; and the Company’s ability to advance its development strategy, the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

View source version on businesswire.com: https://www.businesswire.com/news/home/20220708005390/en/

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049 E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com

Source: IMV Inc.

IMV INC.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except for share and per share amounts)

	Three Months ended,		Nine Months ended,
		September 30,		September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue
Interest Income	118	41	176	153
Total revenue	118	41	176	153
Expenses
Research and development	5,968	5,635	18,647	15,601
General and administrative	4,088	5,260	12,698	11,844
Government assistance	(376)	(476)	(1,443)	(2,875)
Accreted interest and valuation adjustments	(629)	61	(363)	436
Total operating expenses	9,051	10,480	29,539	25,006
Net loss and comprehensive loss	(8,933)	(10,439)	(29,363)	(24,853)
Basic and diluted loss per share	(0.11)	(0.13)	(0.36)	(0.35)
Weighted-average shares outstanding	82,357,945	79,175,747	82,277,618	71,520,472

IMV INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars, except for share and per share amounts)

		September 30, 2022		December 31, 2021
Assets
Current assets
Cash and cash equivalents		$21,738		$38,616
Accounts receivable		752		602
Prepaid expenses		4,850		6,037
Investment tax credits receivable		1,031		1,135
Total current assets		28,371		46,390
Property and equipment		3,901		3,731
Total assets		$32,272		$50,121

Liabilities and Equity
Current liabilities
Accounts payable, accrued and other	$		$
liabilities		9,726		8,607
Current portion of long-term debt		58		73
Current portion of lease obligations		291		265
Warrant liabilities		51		318
Total current liabilities		10,126		9,236
Lease obligation		1,109		1,387
Long-term debt		27,352		17,979
Total liabilities		38,587		28,579
Equity (Deficiency)		(6,315)		21,542
Total liabilities and equity		$32,272		$50,121